C3is Inc.

331 Kifissias Avenue

Erithrea 14561

Athens, Greece

March 14, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Michael Purcell and Daniel Morris

Re:	C3is Inc.

Withdrawal of Acceleration Request and

Request for Acceleration of Effectiveness

Registration Statement on Form F-1, as amended (File No. 333-276868)

To whom it may concern:

Reference is made to the letter of C3is Inc. (the “Company”), filed as correspondence via EDGAR on March 11, 2024, in which the Company requested the acceleration of the effective time and date of the Company’s Registration Statement on Form F-1, as amended (File No. 333-276868) (the “Registration Statement”), to 5:00 p.m. Eastern time, on March 13, 2024. We are no longer requesting that such Registration Statement be declared effective at this specific date and time and we hereby formally withdraw such request for acceleration.

If you have any questions regarding this request, please contact Finn Murphy of Goodwin Procter LLP at (212) 459-7257.

Very truly yours,

C3is Inc.

By:	/s/ Diamantis Andriotis
Name: Diamantis Andriotis
Title: Chief Executive Officer and Director

cc:	Finn Murphy, Goodwin Procter LLP